UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No. 0-5734

The Retirement Plan of Agilysys, Inc.

(Full Title of the Plan)

Agilysys, Inc.
6065 Parkland Boulevard,
Mayfield Heights, Ohio 44124
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Agilysys, Inc.

December 31, 2003 and 2002 and for the Year Ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Retirement Committee
The Retirement Plan of Agilysys, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
June 14, 2004

The Retirement Plan of Agilysys, Inc.

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments (See Note D)	$73,234,393	$79,250,738
Noninterest-bearing cash	19,707	1,216,159
Contributions receivable:
Employer profit sharing	675,318	—
Employer 401(k) match	50,685	59,477
Participants	130,084	294,715

Total contributions receivable	856,087	354,192

Net assets available for benefits	$74,110,187	$80,821,089

See accompanying Notes to Financial Statements.

The Retirement Plan of Agilysys, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions:
Net appreciation in fair value of investments (See Note D)	$12,339,350
Interest and dividend income	126,071
Contributions:
Employer	2,052,381
Participants	4,353,320
Rollovers	64,932

6,470,633

Total additions	18,936,054
Deductions:
Benefits paid directly to participants	25,616,909
Administrative expenses	30,047

Total deductions	25,646,956

Net decrease	(6,710,902)
Net assets available for benefits at beginning of year	80,821,089

Net assets available for benefits at end of year	$74,110,187

See accompanying Notes to Financial Statements.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
December 31, 2003 and 2002 and
for the Year Ended December 31, 2003

A. Description of Plan

The following description of The Retirement Plan of Agilysys, Inc. (the “Plan”) provides only general information. Participants should refer to the summary Plan document and the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Agilysys, Inc. (which, prior to September 15, 2003 was known as Pioneer-Standard Electronics, Inc.) and certain of its subsidiaries (the “Company” and “Plan Administrator”) as defined in the summary Plan document.

On February 28, 2003, the Company completed the sale of substantially all of the assets and liabilities of its Industrial Electronics Division (“IED”) to Arrow Electronics, Inc. (“Arrow”) which resulted in the termination of approximately 1,100 employees. This caused the Plan’s account balance of any employee terminated in connection with the IED sale to become fully vested.

Terminated employees as a result of the sale had the option of leaving their accounts with the Trustee if their balance was more than or equal to $5,000; rolling over the vested balance into another qualified account regardless of account balance which would defer any taxes or penalties; or, electing to have the balance of the account in the Plan paid out to the employee, which would result in the incurrence of applicable penalties and taxes.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Name Change

During 2003, the Plan Administrator amended the Plan to reflect the new name of the Company. Accordingly, the Plan name was changed to The Retirement Plan of Agilysys, Inc. The Plan was formerly known as The Retirement Plan of Pioneer-Standard Electronics, Inc.

Contributions

Effective April 1, 2002, participants may elect to contribute 1 to 25 percent of their annual pre-tax compensation provided the amounts do not exceed the annual IRS limit. The Company will match 50 percent of the participants’ contributions on the first six percent of their compensation contributed. Prior to July 2003, the Company matched 50 percent of the participants’ contributions on the first four percent of their compensation contributed. Employees who attained age 50 before the end of the 2002 calendar year were allowed by law to contribute an additional $1,000 in 2002, and subsequent increases in $1,000 increments until reaching a

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements

A. Description of Plan (continued)

maximum $5,000 “catch-up” contribution in 2006. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972 to employees credited with one thousand hours of service in the Plan year who are Plan participants at the end of the Plan year. The annual contributions may be made in cash or in Agilysys, Inc. common shares (“Shares”) provided that not more than fifty percent of the aggregate contribution for a Plan year is made in Shares. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2003, the profit sharing contributions were $675,318 (net of approximately $900,000 in forfeitures to be applied in 2004) and will be paid in cash.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Stock Pool. Participant and Company contributions are eligible to be transferred to any of the fund options of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. For the year ended December 31, 2003, approximately $21,911 of forfeitures were used to reduce the Company’s matching contributions. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion starts after the first year of service and is based on years of continuous service. A participant who has at least one hour of service after December 31, 1997 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 1997 are 100 percent vested after seven years of credited service. Former participants in the Retirement Plan of Pioneer-Standard Electronics, Inc. II prior to its merger into the Retirement Plan of Aglysys, Inc. who do not have an hour of service after December 31, 2000 are 100 percent vested after six years of credited service.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements

A. Description of Plan (continued)

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants may borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at one percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions.

Payment of Benefits

On termination of participation in the Plan, for benefits commencing prior to August 1, 2002, a participant may have elected to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. For benefits commencing on or after August 1, 2002 distribution is only available in the single sum payment form. Distribution of the participant’s account must commence by April 1st following the attainment of age 70-1/2.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements

B. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by American Express Trust Company (the “Trustee”). Equity securities, including Agilysys, Inc. common shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C. Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the Trustee, Agilysys, Inc. Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

D. Investments

Investments that represent five percent or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
American Express Trust Income Fund II	$18,486,020	$23,568,312
American Express Trust Medium-Term Horizon Fund	6,587,167	3,243,389
American Express Trust MidCap Growth Fund II	3,885,275	3,466,851
American Express Trust Equity Index Fund II	12,065,643	11,789,656
AXP New Dimensions Fund	12,502,548	12,314,258
Neuberger Berman Genesis Trust	10,965,234	10,160,846

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements

D. Investments (continued)

Investments in American Express Trust Medium-Term Horizon Fund and American Express Trust MidCap Growth Fund II did not represent five percent or more of the Plan’s net assets in 2002. However, the 2002 balances are presented for comparison purposes.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value
of Investments
Agilysys, Inc. common shares	$149,859
Common trust funds	5,419,134
Shares of registered investment companies	6,174,849
Common stock	595,508

$12,339,350

E. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$74,110,187	$80,821,089
Less: Contributions receivable	(856,087)	(354,192)

Net assets available for benefits per the Form 5500	$73,254,100	$80,466,897

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2003:

Contributions per the financial statements	$6,470,633
Less: Contributions receivable at December 31, 2003	(856,087)
Add: Contributions receivable at December 31, 2002	354,192

Contributions per the Form 5500	$5,968,738

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements

F. Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated September 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

G. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

H. Subsequent Event

In 2004, the Plan’s Retirement Committee adopted a resolution to transfer trustee responsibilities from American Express Retirement Services to MassMutual Financial Group. Trustee responsibilities were transferred to MassMutual Financial Group in April 2004.

The Retirement Plan of Agilysys, Inc.

EIN: 34-0907152 Plan: 001
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

		Description of	Current
Identity of Issuer		Investment	Value
*	American Express Trust Income Fund II	775,583 units	$18,486,020
*	American Express Trust Medium-Term (50:50) Horizon Fund	285,011 units	6,587,167
*	American Express Trust MidCap Growth Fund II	248,181 units	3,885,275
*	American Express Trust Equity Index Fund II	380,320 units	12,065,643
	PIMCO Total Return Fund	257,481 shares	2,757,626
*	AXP New Dimensions Fund	523,557 shares	12,502,548
	Neuberger Berman Genesis Trust	296,118 shares	10,965,234
	Scudder SmallCap Fund	10,306 units	223,433
	Templeton Foreign Fund	227,392 shares	2,419,452
	Self-Directed Brokerage Account		1,282,687
*	Agilysys Stock Pool:
*	Agilysys, Inc. Common Stock	64,726 shares	721,695
*	American Express Trust Money Market II	8,372 units	8,372
*	Participant Loans	Interest rates ranging from 4.0% to 5.25% due by or prior to 2017	1,329,241

	Total		$73,234,393

*	Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF AGILYSYS, INC.

Dated: June 25, 2004

/s/ STEVEN M. BILLICK

Steven M. Billick Executive Vice President, Treasurer and Chief Financial Officer

Dated: June 25, 2004

/s/ RICHARD A. SAYERS II

Richard A. Sayers II Executive Vice President, Chief Human Resources Officer

The Retirement Plan of Agilysys, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.